EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2017 and 2016

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed consolidated interim financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management’s best estimates and judgments based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the condensed consolidated interim financial statements prior to their submission to the Board of Directors for approval.

The condensed consolidated interim financial statements as at June 30, 2017, and for the periods ended June 30, 2017 and 2016, have not been audited by the Company’s independent auditors.

“David Wolfin”	“Malcolm Davidson”

David Wolfin	Malcolm Davidson, CPA, CA
President & CEO	Chief Financial Officer
August 2, 2017	August 2, 2017

AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Financial Position (Expressed in US dollars - Unaudited)

	Note	June 30, 2017 (unaudited)	December 31, 2016 Restated	January 1, 2016 Restated
ASSETS			(Notes 2, 4)	(Notes 2, 4)
Current assets
Cash		$5,914,408	$11,779,718	$5,401,109
Short-term investments	5	7,500,000	10,000,000	-
Amounts receivable		2,979,502	3,050,012	2,695,315
Taxes recoverable	6	5,151,033	3,529,415	2,205,950
Prepaid expenses and other assets		1,851,865	965,176	850,473
Inventory	7	8,330,324	5,804,012	3,332,539
Total current assets		31,727,132	35,128,333	14,485,386
Exploration and evaluation assets	8	38,342,475	30,791,736	29,896,658
Plant, equipment and mining properties	10	28,117,399	27,738,747	18,593,232
Long-term investments	11	35,188	26,717	27,971
Reclamation bonds		497,419	108,364	105,130
Total assets		$98,719,613	$93,793,897	$63,108,377
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$3,489,906	$3,727,253	$3,019,198
Amounts due to related parties	12(b)	181,293	199,393	157,386
Current portion of term facility	13	8,000,000	4,666,667	4,666,667
Current portion of equipment loans	14	995,594	976,951	160,543
Current portion of finance lease obligations	15	1,053,617	1,434,741	1,311,956
Taxes payable		320,021	817,285	831,809
Total current liabilities		14,040,431	11,822,290	10,147,559
Term facility	13	666,667	4,666,667	5,333,333
Equipment loans	14	729,766	1,190,734	528,843
Finance lease obligations	15	948,335	1,376,933	1,665,848
Warrant liability	16	2,064,063	1,629,797	-
Reclamation provision	17	11,127,573	6,962,911	4,369,486
Deferred income tax liabilities		3,932,000	4,688,315	3,535,344
Total liabilities		33,508,835	32,337,647	25,580,413
EQUITY
Share capital	18	80,829,807	80,784,973	58,240,661
Equity reserves		9,600,287	9,100,033	9,330,107
Treasury shares (14,180 shares, at cost)		(97,100)	(97,100)	(97,100)
Accumulated other comprehensive loss		(5,119,601)	(6,456,187)	(6,360,914)
Accumulated deficit		(20,002,615)	(21,875,469)	(23,584,790)
Total equity		65,210,778	61,456,250	37,527,964
Total liabilities and equity		$98,719,613	$93,793,897	$63,108,377

Commitments – Note 21

Subsequent Events – Note 25

Approved by the Board of Directors on August 2, 2017:

Gary Robertson	Director	David Wolfin	Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (Expressed in US dollars - Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2017	2016	2017	2016
			Restated		Restated
			(Notes 2, 4)		(Notes 2, 4)
Revenue from mining operations	19	$7,911,388	$9,017,929	$16,039,251	$11,020,657
Cost of sales	19	5,429,609	6,558,452	10,096,629	7,269,291

Mine operating income		2,481,779	2,459,477	5,942,622	3,751,366
Operating expenses
General and administrative expenses	20	820,931	856,448	1,630,139	1,498,860
Share-based payments	18	236,186	-	497,561	-
Income before other items		1,424,662	1,603,029	3,814,922	2,252,506
Other items
Interest and other income		43,508	4,074	119,600	30,802
Unrealized gain (loss) on long-term investments	11	(8,627)	5,406	7,337	(460)
Fair value adjustment on warrant liability	16	348,298	(503,495)	(367,388)	(503,495)
Foreign exchange gain (loss)		(135,627)	174,758	(694,722)	247,576
Finance cost		(40,144)	-	(80,772)	-
Accretion of reclamation provision	17	(88,697)	(87,974)	(126,710)	(112,393)
Interest expense		(28,440)	(32,081)	(58,417)	(60,764)
Net income before income taxes		1,514,933	1,163,717	2,613,850	1,853,772
Income taxes
Current income tax expense		(953,008)	(688,799)	(1,659,886)	(685,420)
Deferred income tax recovery (expense)		589,624	(811,666)	918,890	(1,462,854)
		(363,384)	(1,500,465)	(740,996)	(2,148,274)
Net income (loss)		1,151,549	(336,748)	1,872,854	(294,502)
Other comprehensive income (loss)
Items that may be reclassified subsequently to income or loss
Currency translation differences		1,114,018	(667,258)	1,336,586	588,893
Total comprehensive income (loss)		$2,265,567	$(1,004,006)	3,209,440	$294,391
Earnings (loss) per share	18(e)
Basic		$0.02	$(0.01)	$0.04	$(0.01)
Diluted		$0.02	$(0.01)	$0.04	$(0.01)
Weighted average number of common shares outstanding	18(e)
Basic		52,442,210	39,569,018	52,438,957	39,199,301
Diluted		53,416,781	39,569,018	53,447,510	39,199,301

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Changes in Equity (Expressed in US dollars - Unaudited)

Restated (Notes 2, 4)	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2016		37,298,009	$58,240,661	$9,330,107	$(97,100)	$(6,360,914)	$(23,584,790)	$37,527,964
Common shares issued for cash:
Brokered public offerings		5,352,255	7,779,661	-	-	-	-	7,779,661
Less share issuance costs		-	(345,325)	-	-	-	-	(345,325)
Exercise of stock options		320,000	264,858	-	-	-	-	264,858
Carrying value of stock options exercised		-	476,703	(476,703)	-	-	-	-
Stock options cancelled or expired		-	-	(83,202)	-	-	83,202	-
Net loss for the period		-	-	-	-	-	(294,502)	(294,502)
Currency translation differences		-	-	-	-	588,893	-	588,893
Balance, June 30, 2016		42,970,264	$66,416,558	$8,770,202	$(97,100)	$(5,772,021)	$(23,796,090)	$45,521,549

Balance, January 1, 2017		52,431,001	$80,784,973	$9,100,033	$(97,100)	$(6,456,187)	$(21,875,469)	$61,456,250
Common shares issued for cash:
Exercise of stock options	18	20,000	24,836	-	-	-	-	24,836
Carrying value of stock options exercised		-	19,998	(19,998)	-	-	-	-
Share-based payments	18	-	-	520,252	-	-	-	520,252
Net income for the period		-	-	-	-	-	1,872,854	1,872,854
Currency translation differences		-	-	-	-	1,336,586	-	1,336,586
Balance, June 30, 2017		52,451,001	$80,829,807	$9,600,287	$(97,100)	$(5,119,601)	$(20,002,615)	$65,210,778

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Cash Flows (Expressed in US dollars - Unaudited)

		Six months ended June 30,
	Note	2017	2016
Cash generated by (used in):			Restated (Notes 2, 4)

Operating Activities
Net income (loss)		$1,872,854	$(294,502)
Adjustments for non-cash items:
Deferred income tax expense (recovery)		(918,890)	1,462,854
Depreciation and depletion		1,073,918	613,967
Accretion of reclamation provision		126,710	112,393
Unrealized loss (gain) on investments		(7,337)	460
Foreign exchange loss (gain)		161,190	(180,751)
Fair value adjustment on warrant liability		367,388	503,495
Share-based payments		497,561	-
		3,173,394	2,217,916

Net change in non-cash working capital items	22	(5,223,109)	(2,554,724)
		(2,049,715)	(336,808)

Financing Activities
Shares and units issued for cash, net of issuance costs		24,836	7,699,194
Finance lease payments		(810,442)	(795,645)
Equipment loan payments		(405,573)	(276,871)
Term facility payments		(666,667)	(666,667)
		(1,857,846)	5,960,011

Investing Activities
Redemption of short term investments		2,500,000	-
Exploration and evaluation expenditures		(2,507,950)	(6,006,129)
Additions to plant, equipment and mining properties		(1,989,172)	(1,376,891)
Recovery of exploration costs from concentrate proceeds		-	4,640,796
		(1,997,122)	(2,742,224)
Change in cash		(5,904,683)	2,880,979
Effect of exchange rate changes on cash		39,373	(25,464)
Cash, Beginning		11,779,718	5,401,109
Cash, Ending		$5,914,408	$8,256,624

Supplementary Cash Flow Information (Note 22)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

1. NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States, and trades on the TSX Venture Exchange (“TSX-V”), the NYSE MKT, and the Frankfurt and Berlin Stock Exchanges.

The Company owns interests in mineral properties located in Durango, Mexico, as well as in British Columbia and the Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo Mine, and on April 1, 2016, the Company commenced production of copper, silver, and gold at levels intended by management at its Avino Mine; both mines are located on the historic Avino property in the state of Durango, Mexico.

2. BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company, except as described under “Basis of Presentation” below and in Note 4 with respect to the change in presentation currency. These condensed consolidated interim financial statements do not contain all of the information required for full annual financial statements. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s December 31, 2016, annual consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

Basis of Presentation

These unaudited condensed consolidated interim financial statements are expressed in US dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements as if the policies have always been in effect, except for the change in presentation currency as described below and in Note 4.

The Company’s unaudited condensed consolidated interim financial statements are presented in US dollars. The Company changed its presentation currency to US dollars from Canadian dollars effective January 1, 2017, as described in Note 4. The functional currency of the Company and its Canadian subsidiary is the Canadian dollar, while the functional currency of the Company’s Mexican subsidiaries is the US dollar.

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its condensed consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

2. BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates (continued)

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed consolidated interim financial statements for the six months ended June 30, 2017, are consistent with those applied and disclosed in Note 2 to the Company’s audited consolidated financial statements for the year ended December 31, 2016, except for the change in presentation currency as described above and in Note 4.

Basis of Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its Canadian and Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican operations and administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration
Bralorne Gold Mines Ltd.	100%	Canada	Mining and exploration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the unaudited condensed consolidated interim financial statements.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Changes in accounting standards not yet effective:

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. The following accounting standards were issued but not yet effective as of June 30, 2017:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step model framework for the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company’s preliminary assessment is that the standard is not expected to have a significant impact on the recognition or measurement of revenue, and that the standard will require additional disclosures in the Company’s consolidated financial statements. As facts and circumstances may change during the period leading up to the initial date of recognition, the Company’s assessment of the potential impact is subject to change.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

3. RECENT ACCOUNTING PRONOUNCEMENTS (continued)

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected-loss’ impairment model, as well as a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The classification of financial assets and liabilities is expected to remain consistent under IFRS 9, with the possible exception of equity securities. Under IFRS 9, the Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income. If the Company does not make this election, changes in the fair value of equity securities will continue to be recognized in profit or loss in accordance with the Company’s current policy.

The introduction of the new ‘expected credit loss’ impairment model is not expected to have an impact on the Company, given the Company sells its concentrate to large international organizations with a negligible historical level of customer default, and the corresponding receivables from these sales are short term in nature.

The Company expects the above potential changes to be the only impacts, as the Company currently has no financial instruments designated as hedging arrangements under IAS 39.

The above assessments were made based on an analysis of the Company’s financial assets and financial liabilities at June 30, 2017, on the basis of the facts and circumstances that existed at that date. As facts and circumstances may change during the period leading up to the initial date of application, the Company’s assessment of the potential impact is subject to change.

IFRS 7 Financial Instruments – Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

4. CHANGE IN PRESENTATION CURRENCY

Effective January 1, 2017, the Company changed its presentation currency in the unaudited condensed consolidated interim financial statements to US dollars from Canadian dollars. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to peers. The change in presentation currency represents a voluntary change in accounting policy which is accounted for retrospectively. The unaudited condensed consolidated interim financial statements for all periods presented have been translated into the new presentation currency in accordance with IAS 21 – The Effects of Changes in Foreign Exchange Rates.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

4. CHANGE IN PRESENTATION CURRENCY (continued)

The condensed consolidated interim statements of operations and comprehensive income and the condensed consolidated interim statement of cash flows have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. In the condensed consolidated interim statements of financial position, all assets and liabilities have been translated using the period-end exchange rates, and all resulting exchange differences have been recognized in accumulated other comprehensive loss. Asset and liability amounts previously reported in Canadian dollars have been translated into US dollars as at January 1, 2016, and December 31, 2016, using the period-end exchange rates of 1.3840 CAD/USD and 1.3427 CAD/USD, respectively, and shareholders’ equity balances have been translated using historical rates in effect on the date of the transactions.

5. SHORT-TERM INVESTMENTS

The Company’s short-term investments consist of term deposits maturing within one year, with an interest rate of 0.8%. All term deposits are redeemable at any time without penalty.

At June 30, 2017, the Company’s short-term investments totalled $7,500,000 (December 31, 2016 - $10,000,000; January 1, 2016 - $Nil).

6. TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST/HST”) recoverable.

	June 30,	December 31,	January 1,
	2017	2016	2016
VAT recoverable	$5,077,997	$3,375,948	$1,185,711
GST/HST recoverable	73,036	153,467	123,791
Income taxes recoverable	-	-	896,448
	$5,151,033	$3,529,415	$2,205,950

7. INVENTORY

	June 30,	December 31,	January 1,
	2017	2016	2016
Concentrate inventory	$3,068,487	$1,895,808	$159,998
Process material stockpiles	2,989,092	2,604,720	2,434,943
Materials and supplies	2,272,745	1,303,484	737,598
	$8,330,324	$5,804,012	$3,332,539

The amount of inventory recognized as an expense for the six months ended June 30, 2017, totalled $10,096,629 (June 30, 2016 – $7,269,291), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

8. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia, Canada	Yukon, Canada	Total

Balance, January 1, 2016	$15,241,740	$14,654,917	$1	$29,896,658
Costs incurred during 2016:
Mine and camp costs	3,379,702	2,831,997	-	6,211,699
Provision for reclamation	-	2,656,790	-	2,656,790
Water treatment and tailing storage facility costs	-	1,249,064	-	1,249,064
Effect of movements in exchange rates	254,153	450,767	-	704,920
Depreciation of plant and equipment	203,350	467,944	-	671,294
Interest and financing costs	101,383	363,218	-	464,601
Drilling and exploration	305,065	59,488	-	364,553
Geological and related services	11,721	237,861	-	249,582
Acquisition costs	-	156,845	-	156,845
Assessments and taxes	80,722	20,938	-	101,660
Assays	-	1,006	-	1,006
Transfers	(7,011,990)	-	-	(7,011,990)
Sale of concentrate	(4,587,005)	-	-	(4,587,005)
Mineral exploration tax credit	-	(337,941)	-	(337,941)
Balance, December 31, 2016	$7,978,841	$22,812,894	$1	$30,791,736
Costs incurred during 2017:
Provision for reclamation	-	3,636,375	-	3,636,375
Mine and camp costs	-	2,061,570	-	2,061,570
Effect of movements in exchange rates	273,660	791,076	-	1,064,736
Depreciation of plant and equipment	-	341,680	-	341,680
Drilling and exploration	97,309	95,252	-	192,561
Interest and other costs	-	152,200	-	152,200
Geological and related services	-	114,550	-	114,550
Water treatment and tailing storage facility costs	-	108,356	-	108,356
Assessments and taxes	39,982	34,207	-	74,189
Mineral exploration tax credit	-	(195,478)	-	(195,478)
Balance, June 30, 2017	$8,389,792	$29,952,682	$1	$38,342,475

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

8. EXPLORATION AND EVALUATION ASSETS (continued)

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a) Durango, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases four mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i) Avino mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares. Within the Avino mine site area is the Company’s San Gonzalo Mine, which achieved production at levels intended by management as of October 1, 2012, and on this date accumulated exploration and evaluation costs were transferred to mining properties.

(ii) Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares.

(iii) Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Santiago Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv) Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in note (i) above, are situated within the Avino mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino Mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”. The ET zone includes the Avino Mine, where production at levels intended by management was achieved on April 1, 2016.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of $250,100 during the year ended December 31, 2012.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

8. EXPLORATION AND EVALUATION ASSETS (continued)

(a) Durango, Mexico (continued)

(iv) Unification La Platosa properties (continued)

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”). In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on the processing at a monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of $8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

The Company commenced production at levels intended by management at the Avino Mine on April 1, 2016. In connection with the transition to production at levels intended by management, the Company assessed the $7,011,990 estimated carrying value of Avino Mine exploration and evaluation assets for impairment and determined that the recoverable amount exceeded the carrying value of the CGU. The Company subsequently transferred the carrying value to inventory in the amount of $2,538,740 and to mining properties in the amount of $4,473,250.

In the periods before production at levels intended by management had been achieved, the Company recorded in its statement of financial position the costs of extracting and processing mineralized material from the Avino Mine as exploration and evaluation costs, and recorded a reduction to the carrying value of those costs for any proceeds from sales of Avino Mine concentrate. During the year ended December 31, 2016, the Company reduced its exploration and evaluation costs in the consolidated statement of financial position by $4,587,005 from sales of 2,603 tonnes of Avino Mine copper/silver/gold concentrate, prior to commencing production at levels intended by management on April 1, 2016.

(b) British Columbia, Canada

(i) Bralorne Mine

The Company owns a 100% undivided interest in certain mineral properties located in the Lillooet Mining Division. There is an underlying agreement on 12 crown grants in which the Company is required to pay 1.6385% of net smelter proceeds of production from the claims, and pay fifty cents Canadian (C$0.50) per ton of ore produced from these claims if the ore grade exceeds 0.75 ounces per ton gold.

During the year ended December 31, 2016, the Company acquired land and mineral claims for the Bralorne Mine project in connection with ongoing plans for exploration and potential expansion. The acquisitions included nine mineral claims covering approximately 2,114 hectares in the Lillooet Mining Division of British Columbia (the “BRX Property”), for which the Company paid $48,410 and issued 10,000 common shares at their TSX-V market value of $22,347. The BRX Property carries a 1% net smelter returns royalty to a maximum of C$250,000, and a 2.5% net smelter returns royalty.

- 12 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

8. EXPLORATION AND EVALUATION ASSETS (continued)

(b) British Columbia, Canada (continued)

(ii) Minto and Olympic-Kelvin properties

The Company’s mineral claims in British Columbia encompass two additional properties, Minto and Olympic-Kelvin, each of which consists of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

(c) Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada which collectively comprise the Eagle property.

Subsequent to June 30, 2017, an option agreement was signed between Avino and Alexco Resource Corp. (“Alexco”), granting Alexco the right to acquire a 65% interest in 14 quartz mining leases located in the Mayo District, Yukon Territory, Canada, known as the “Eagle Property”.  To exercise the option, Alexco must pay Avino a total of $70,000 in instalments over 4 years, issue Avino a total of 70,000 Alexco common shares in instalments over 4 years, incur $550,000 in exploration work by the second anniversary of the option agreement date, and a further $2.2 million in exploration work on the Eagle Property by the fourth anniversary of the option agreement date.

In the event that Alexco earns its 65% interest in the Eagle Property, Alexco and Avino will form a joint venture for the future exploration and development of the Eagle Property, and may contribute towards expenditures in proportion to their interests (65% Alexco / 35% Avino).  If either company elects to not contribute its share of costs, then its interest will be diluted.  If either company’s joint venture interest is diluted to less than 10%, its interest will convert to a 5.0% net smelter returns royalty, subject to the other’s right to buy-down the royalty to 2.0% for $2.5 million.  The Eagle Property was previously inactive and held by Avino as a non-essential asset to its current operations.

9. NON-CONTROLLING INTEREST

At June 30, 2017, the Company had an effective 99.67% (December 31, 2016 - 99.67%; January 1, 2016 – 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (December 31, 2016 - 0.33%; January 1, 2016 – 0.33%) interest represents a non-controlling interest. The accumulated deficit and current period income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the condensed consolidated interim financial statements.

- 13 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

10. PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2016	4,427,701	66,651	224,545	10,175,329	7,342,421	1,462,197	23,698,844
Additions	5,748,689	15,873	27,487	4,720,276	272,911	1,177,935	11,963,171
Effect of movements in exchange rates	13,681	206	694	31,440	22,687	4,518	73,226
Balance at December 31, 2016	10,190,071	82,730	252,726	14,927,045	7,638,019	2,644,650	35,735,241
Additions	690,967	24,444	5,219	380,217	314,162	612,727	2,027,736
Effect of movements in exchange rates	60,093	488	1,490	88,029	45,043	15,596	210,739
Balance at June 30, 2017	10,941,131	107,662	259,435	15,395,291	7,997,224	3,272,973	37,973,716

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2016	1,170,392	27,220	88,778	2,761,840	618,128	439,254	5,105,612
Additions	1,109,914	9,089	26,524	1,435,813	226,434	67,332	2,875,106
Effect of movements in exchange rates	3,616	85	274	8,534	1,910	1,357	15,776
Balance at December 31, 2016	2,283,922	36,394	115,576	4,206,187	846,472	507,943	7,996,494
Additions	776,083	4,368	11,896	866,768	113,280	40,270	1,812,665
Effect of movements in exchange rates	13,469	215	682	24,805	4,992	2,995	47,158
Balance at June 30, 2017	3,073,474	40,977	128,154	5,097,760	964,744	551,208	9,856,317

NET BOOK VALUE

At June 30, 2017	7,867,657	66,685	131,281	10,297,531	7,032,480	2,721,765	28,117,399
At December 31, 2016	7,906,149	46,336	137,150	10,720,858	6,791,547	2,136,707	27,738,747
At January 1, 2016	3,257,309	39,431	135,767	7,413,489	6,724,293	1,022,943	18,593,232

Plant, equipment and mining properties includes assets under construction of $1,465,576 as at June 30, 2017 (December 31, 2016 - $1,001,211; January 1, 2016 – $380,082), on which no depreciation was charged in the periods then ended.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

11. LONG-TERM INVESTMENTS

The Company classifies its long-term investments designated at fair value through profit and loss.

Long-term investments are summarized as follows:

		Accumulated Unrealized	Fair Value June 30,	Fair Value December 31,	Fair Value January 1,
	Cost	Gains (Losses)	2017	2016	2016
(a) Avaron Mining Corp.	$28,902	$(28,902)	$-	$-	$-
(b) Benz Mining Corp.	10,477	(9,128)	1,349	559	1,445
(c) Levon Resources Ltd.	580	17,917	18,497	15,248	9,182
(d) VBI Vaccines Inc.	2,480	12,862	15,342	10,910	17,344
	$42,440	$(7,252)	$35,188	$26,717	$27,971

During the six months ended June 30, 2017, the Company recorded an unrealized gain of $8,471 (June 30, 2016 – unrealized gain of $1,525) on its long-term investments, representing the change in fair value during the period. Further, the Company recorded an unrealized loss of $1,134 (June 30, 2016 – unrealized loss of $1,985) on its long-term investments, representing the effects of foreign exchange during the period.

(a) Avaron Mining Corp. (“Avaron”)

In January 2012, the Company acquired 150,000 common shares of Avaron at a cost of C$15,000. In April 2013, Avino received an additional 250,000 common shares at a cost of C$25,000. As at January 1, 2016, the carrying value of the Avaron shares was written down to $Nil.

(b) Benz Mining Corp. (“Benz”)

In April 2013, the Company acquired 50,000 common shares of Benz, and the value assigned at the time to the investment was based on the market price of Benz’s common shares on the date the agreement was entered into.

During the six months ended June 30, 2017, Benz completed a 1:10 share consolidation. Subsequent to the share consolidation, the Company now holds 5,000 common shares of Benz.

(c) Levon Resources Ltd. (“Levon”)

The Company’s investment in Levon consists of 70,600 common shares with a quoted market value of $18,497 as at June 30, 2017 (December 31, 2016 – 70,600 common shares with a quoted market value of $15,248, January 1, 2016 – 70,600 common shares with a quoted market value of $9,182).

(d) VBI Vaccines Inc. (“VBI”)

As at June 30, 2017, the Company’s investment in VBI (formerly SciVac Therapeutics Inc. (“SciVac”)) consists of 3,530 common shares with a quoted market value of $15,342 (December 31, 2016 – 3,530 common shares with a quoted market value of $10,910, January 1, 2016 – 141,200 common shares with a quoted market value of $17,344).

During the year ended December 31, 2016, SciVac completed a reverse-takeover of VBI with VBI continuing as the surviving corporation. SciVac changed its name to VBI Vaccines Inc. and its trading symbol on the TSX to “VBV”, and listed its shares on the Nasdaq Capital Market. In connection with the VBI transaction, a 1:40 share consolidation of SciVac was effected on April 29, 2016, and SciVac’s shares began trading on a split-adjusted basis on May 2, 2016. Upon completion of the transaction, the Company held 3,530 common shares of VBI.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

12. RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a) Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and six months ended June 30, 2017 and 2016 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Salaries, benefits, and consulting fees	$208,568	$213,839	$412,567	$402,348
Share-based payments	224,690	-	463,135	-
	$433,258	$213,839	$875,702	$402,348

(b) Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $200,503 (December 31, 2016 - $110,905, January 1, 2016 - $135,500) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the condensed consolidated interim statements of financial position as at June 30, 2017. As at June 30, 2017, December 31, 2016, and January 1, 2016, the following amounts were due to related parties:

	June 30,	December 31,	January 1,
	2017	2016	2016
Oniva International Services Corp.	$135,858	$126,819	$118,703
Directors	39,349	44,919	34,495
Jasman Yee & Associates, Inc.	6,086	4,195	4,188
Intermark Capital Corp.	-	19,550	-
Wear Wolfin Designs Ltd.	-	3,910	-
	$181,293	$199,393	$157,386

- 16 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

12. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(c) Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva during the three and six months ended June 30, 2017 and 2016 are summarized below:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Salaries and benefits	$133,272	$46,405	$224,531	$128,423
Office and miscellaneous	138,766	57,372	281,938	244,357
Exploration and evaluation assets	81,442	51,010	164,089	113,339
	$353,480	$154,787	$670,558	$486,119

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the six months ended June 30, 2017, the Company paid $112,418 (June 30, 2016 - $114,558) to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the six months ended June 30, 2017 and 2016, the Company paid $44,488 and $47,536, respectively, to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the six months ended June 30, 2017 and 2016, the Company paid $11,242 and $11,268, respectively, to WWD.

13. TERM FACILITY

In July 2015, the Company entered into a $10,000,000 term facility with Samsung C&T U.K. Limited (“Samsung”). Interest is charged on the facility at a rate of U.S. dollar LIBOR (3 month) plus 4.75%, and the facility was to be repaid in 15 consecutive equal monthly instalments starting in June 2016.

Pursuant to the agreement, in August 2015, Avino commenced selling concentrates produced at the Avino Mine on an exclusive basis to Samsung, for a period of 24 months. Samsung pays for the concentrates at the prevailing metal prices for their silver, copper, and gold content at or about the time of delivery, less treatment, refining, shipping and insurance charges.

During the year ended December 31, 2016, the Company and Samsung agreed to amend the term facility. Under the amendment, the Company made one repayment of $666,666 in June 2016, and began repaying the remaining balance in 14 equal monthly instalments in June 2017. Pursuant to the amendment, the Company is to sell Avino Mine concentrates on an exclusive basis to Samsung until December 2019. The facility is secured by the concentrates produced under the agreement and by the common shares of the Company’s wholly-owned subsidiary Bralorne Gold Mines Ltd.

The facility with Samsung relates to the sale of concentrates produced from the Avino Mine only and does not include concentrates produced from the San Gonzalo Mine that are sold to Samsung.

- 17 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

14. EQUIPMENT LOANS

The Company has entered into loans for mining equipment maturing in June 2018 and December 2020 with fixed interest rates of 4.35% and 4.75% per annum. The Company’s obligations under the loans are secured by the mining equipment. As at June 30, 2017, plant, equipment and mining properties includes a net carrying amount of $2,283,141 (December 31, 2016 - $2,507,549, January 1, 2016 -$706,345) for this mining equipment.

The contractual maturities and interest charges in respect of the Company’s obligations under equipment loans are as follows:

	June 30,	December 31,	January 1,
	2017	2016	2016
Not later than one year	$1,056,279	$1,060,091	$188,863
Later than one year and not later than five years	754,538	1,237,700	566,904
Less: Future interest charges	(85,457)	(130,106)	(66,381)
Present value of loan payments	1,725,360	2,167,685	689,386
Less: Current portion	(995,594)	(976,951)	(160,543)
Non-current portion	$729,766	$1,190,734	$528,843

The equipment loan credit facilities are a component of the master credit facilities described in Note 15.

15. FINANCE LEASE OBLIGATIONS

The Company has entered into mining equipment leases expiring between 2017 and 2020, with interest rates ranging from 2% to 11.99% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. As at June 30, 2017, plant, equipment and mining properties includes a net carrying amount of $4,173,622 (December 31, 2016 - $4,801,047, January 1, 2016 - $5,897,535) for this leased mining equipment.

The contractual maturities and interest charges in respect of the Company’s finance lease obligations are as follows:

	June 30,	December 31,	January 1,
	2017	2016	2016
Not later than one year	$1,124,112	$1,527,031	$1,416,795
Later than one year and not later than five years	998,034	1,482,284	1,780,423
Less: Future interest charges	(120,194)	(197,641)	(219,414)
Present value of loan payments	2,001,952	2,811,674	2,977,804
Less: Current portion	(1,053,617)	(1,434,741)	(1,311,956)
Non-current portion	$948,335	$1,376,933	$1,665,848

The Company has two master credit facilities with equipment suppliers for a total of $10,375,400. The facilities are used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and the Avino Mine, and for continuing exploration activity at the Bralorne Mine. As of June 30, 2017, the Company had $7,331,708 in available credit remaining under these facilities.

- 18 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

16. WARRANT LIABILITY

The Company’s warrant liability arises as a result of the issuance of warrants exercisable in US dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model.

A reconciliation of the changes in the warrant liability during the six months ended June 30, 2017, and year ended December 31, 2016, is as follows:

	June 30,	December 31,
	2017	2016
Balance at beginning of the period	$1,629,797	$-
Warrants issued during the period	-	1,637,887
Fair value adjustment	367,388	(8,090)
Effect of movement in exchange rates	66,878	-
Balance at end of the period	$2,064,063	$1,629,797

Continuity of warrants during the periods is as follows:

	Underlying Shares	Weighted Average Exercise Price
Warrants outstanding and exercisable, January 1, 2016	1,033,059	$2.87
Issued	3,602,215	$1.99
Warrants outstanding and exercisable, December 31, 2016	4,635,274	$2.19
Expired	(1,033,059)	$2.87
Warrants outstanding and exercisable, June 30, 2017	3,602,215	$1.99

Warrants outstanding and exercisable as at June 30, 2017 are as follows:

		Warrants Outstanding and Exercisable
Expiry Date	Exercise Price per Share	June 30, 2017	December 31, 2016	January 1, 2016
February 25, 2017	$2.87	-	1,033,059	1,033,059
March 14, 2019	$1.00	40,000	40,000	-
November 28, 2019	$2.00	3,562,215	3,562,215	-
		3,602,215	4,635,274	1,033,059

As at June 30, 2017, the weighted average remaining contractual life of warrants outstanding was 2.41 years (December 31, 2016 – 2.29 years; January 1, 2016 – 1.14 years).

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

16. WARRANT LIABILITY (continued)

Valuation of the warrant liability requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing warrants is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the warrant liability was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	June 30, 2017	December 31, 2016	January 1, 2016
Weighted average assumptions:
Risk-free interest rate	1.10%	0.67%	0.48%
Expected dividend yield	0%	0%	0%
Expected option life (years)	2.41	2.29	1.14
Expected stock price volatility	70.41%	72.66%	46.02%
Weighted average fair value	$0.65	$0.35	$0.00

17. RECLAMATION PROVISION

Management’s estimate of the reclamation provision at June 30, 2017, is $11,127,573 (December 31, 2016 – $6,962,911, January 1, 2016 – $4,369,486), and the undiscounted value of the obligation is $16,926,215 (December 31, 2016 – $7,634,138, January 1, 2016 – $4,906,656).

The present value of the obligation in Mexico of $1,478,052 (December 31, 2016 – $1,232,626; January 1, 2016 – $1,509,344) was calculated using a risk-free interest rate of 7.00% (December 31, 2016 – 7.00%; January 1, 2016 – 7.00%) and an inflation rate of 4.25% (December 31, 2016 – 4.25%; January 1, 2016 – 4.25%). Reclamation activities are estimated to begin in 2019 for the San Gonzalo Mine and in 2028 for the Avino Mine.

The present value of the obligation for Bralorne of $9,649,521 (December 31, 2016 – $5,730,285; January 1, 2016 – $2,860,142) was calculated using a weighted average risk-free interest rate of 3.46% (December 31, 2016 – 4.39%; January 1, 2016 – 3.00%) and a weighted average inflation rate of 1.67% (December 31, 2016 – 1.79%; January 1, 2016 – 2.45%). Reclamation activities are estimated to begin in 2021.

A reconciliation of the changes in the reclamation provision during the six month period ended June 30, 2017, and year ended December 31, 2016, is as follows:

	June 30,	December 31,
	2017	2016
Balance at beginning of the period	$6,962,911	$4,369,486
Changes in estimates	3,636,374	2,517,928
Unwinding of discount	129,018	211,988
Effect of movements in exchange rates	399,270	(136,491)
Balance at end of the period	$11,127,573	$6,962,911

- 20 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

18. SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a) Authorized: Unlimited common shares without par value.

(b) Issued:

(i) During the six months ended June 30, 2017, the Company issued 20,000 common shares upon the exercise of stock options for gross proceeds of $24,836.

(ii) During the year ended December 31, 2016, the Company closed a bought-deal financing, issuing 7,124,430 units of the Company at the price of $1.57 per unit for gross proceeds of $11,185,355. Each unit consisted of one common share and one-half of a share purchase warrant, with each whole warrant exercisable to purchase one additional common share at an exercise price of $2.00 until expiry on November 28, 2019. The financing was made by way of a prospectus supplement dated November 21, 2016, to the short form base shelf prospectus dated November 10, 2016, for up to $50,000,000.

Of the $11,185,355 total aggregate proceeds raised in this financing, the $1,637,887 fair value of the warrants was attributed to warrant liability (Note 16), and the residual amount of was attributed to common shares. The Company paid a 7% cash commission on the gross proceeds in the amount of $782,875, and incurred additional legal costs of $335,134.

During the year ended December 31, 2016, the Company continued to issue shares in an at-the-market offering under prospectus supplements, the latest of which was filed on June 14, 2016, for up to $15,000,000. The Company sold an aggregate of 6,119,562 common shares at an average price of $1.85 per common share for gross proceeds of $11,302,481 during the year ended December 31, 2016. The Company paid a 3% cash commission on the gross proceeds in the amount of $339,074 and incurred additional accounting, legal and regulatory costs of $63,687.

During the year ended December 31, 2016, the Company also issued shares in a brokered public offering issued under a separate $800,000 prospectus supplement filed on March 10, 2016. In connection with this offering, the Company sold an aggregate of 800,000 common shares at a price of $1.00 per common share for gross proceeds of $800,000. The Company paid a 7% cash commission on the gross proceeds in the amount of $56,000, incurred additional accounting, legal and regulatory costs of $22,509 and issued 40,000 agent’s warrants exercisable at $1.00 until March 14, 2019.

(iii) During the year ended December 31, 2016, the Company issued 1,079,000 common shares upon the exercise of stock options for gross proceeds of $948,689.

- 21 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

18. SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

(c) Stock options:

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees (up to a limit of 5% per individual), and to persons providing investor relations or consulting services (up to a limit of 2% per individual), the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed five years from the grant date.

Continuity of stock options for the six months ended June 30, 2017, and the year ended December 31, 2016, is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)
Stock options outstanding and exercisable, January 1, 2016	2,439,500	$1.52
Granted	802,500	$2.95
Forfeited	(165,000)	$1.44
Expired	(19,500)	$1.02
Exercised	(1,079,000)	$1.17
Stock options outstanding and exercisable, December 31, 2016	1,978,500	$2.24
Forfeited	(5,000)	$2.95
Exercised	(20,000)	$1.62
Stock options outstanding and exercisable, June 30, 2017	1,953,500	$2.24

As at June 30, 2017, the weighted average remaining contractual life of stock options outstanding was 2.73 years (December 31, 2016 – 3.21 years; January 1, 2016 – 2.38 years).

- 22 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

18. SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

(b) Stock options (continued):

Details of stock options outstanding and exercisable are as follows:

		Stock Options Outstanding
Expiry Date	Exercise Price (C$)	June 30, 2017	December 31, 2016	January 1, 2016

January 18, 2016	$1.02	-	-	204,500
September 30, 2016	$1.02	-	-	645,000
February 18, 2018	$1.60	147,500	147,500	195,000
September 9, 2018	$1.62	276,000	296,000	360,000
September 19, 2019	$1.90	667,500	667,500	855,000
December 22, 2019	$1.90	105,000	105,000	130,000
September 29, 2020	$1.32	-	-	50,000
September 2, 2021	$2.95	757,500	762,500	-
		1,953,500	1,978,500	2,439,500

During the six months ended June 30, 2017, the Company charged $7,567 (June 30, 2016 - $Nil) to operations as share-based payments and capitalized $Nil (December 31, 2016 - $94,437) to exploration and evaluation assets.

(d) Restricted Share Units:

On May 27, 2016, the Company’s Restricted Share Unit (“RSU”) Plan was approved by its shareholders. The RSU Plan is administered by the Compensation Committee under the supervision of the Board of Directors as compensation to officers, directors, consultants, and employees. The Compensation Committee determines the terms and conditions upon which a grant is made, including any performance criteria or vesting period.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

At June 30, 2017, there were 773,824 RSUs outstanding (December 31, 2016 – 787,500; January 1, 2016 – Nil). None of the RSUs had vested as at June 30, 2017.

During the six months ended June 30, 2017, the Company charged $489,994 (June 30, 2016 - $Nil) to operations as share-based payments and capitalized $22,691 (December 31, 2016 - $13,617) to exploration and evaluation assets for the fair value of the RSUs issued. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

18. SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

(e) Earnings per share:

The calculations for basic earnings per share and diluted earnings per share are as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Net income (loss) for the period	$1,151,549	$(336,748)	$1,872,854	$(294,502)
Basic weighted average number of shares outstanding	52,442,210	39,569,018	52,438,957	39,199,301
Effect of dilutive share options, warrants, and RSUs	974,571	-	1,008,553	-
Diluted weighted average number of shares outstanding	53,416,781	39,569,018	53,447,510	39,199,301
Basic earnings (loss) per share	$0.02	$(0.01)	$0.04	$(0.01)
Diluted earnings (loss) per share	$0.02	$(0.01)	$0.04	$(0.01)

19. REVENUE AND COST OF SALES

Revenue and the related cost of sales reflect the sale of silver, gold and copper concentrate from the Avino Mine during the six months ended June 30, 2017, and three months ended June 30, 2016, and from the sale of silver and gold concentrate from the San Gonzalo Mine for the six months ended June 30, 2017 and 2016.

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the periods. Direct costs include the costs of extracting co-products. Cost of sales is based on the weighted average cost of inventory sold for the periods and consists of the following:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Production costs	$4,826,435	$6,022,458	$9,028,444	$6,661,244
Depreciation and depletion	603,174	535,994	1,068,185	608,047
	$5,429,609	$6,558,452	$10,096,629	$7,269,291

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

20. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the condensed consolidated interim statements of operations consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Salaries and benefits	$250,375	$290,270	$517,671	$531,629
Office and miscellaneous	93,184	115,230	261,522	224,324
Management and consulting fees	100,563	162,827	238,354	275,446
Investor relations	98,386	56,191	163,431	97,019
Travel and promotion	46,007	43,636	107,208	73,723
Professional fees	123,734	83,566	176,857	141,880
Directors fees	37,124	37,759	78,693	67,233
Regulatory and compliance fees	69,313	64,081	80,670	81,686
Depreciation	2,245	2,888	5,733	5,920
	$820,931	$856,448	$1,630,139	$1,498,860

21. COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 12.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	June 30, 2017	December 31, 2016
Not later than one year	$4,346,904	$1,540,286
Later than one year and not later than five years	409,938	556,954
Later than five years	17,822	19,972
	$4,774,664	$2,117,212

Office lease payments recognized as an expense during the six months ended June 30, 2017, totalled $50,643 (June 30, 2016 - $25,928).

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

22. SUPPLEMENTARY CASH FLOW INFORMATION

	June 30, 2017	June 30, 2016
Net change in non-cash working capital items:
Inventory	$(1,711,449)	$(728,258)
Prepaid expenses and other assets	(1,259,184)	170,268
Taxes recoverable	(1,616,296)	(1,424,149)
Taxes payable	(497,264)	(429,442)
Accounts payable and accrued liabilities	(198,240)	(268,434)
Amounts receivable	70,510	116,191
Amounts due to related parties	(11,186)	9,100
	$(5,223,109)	$(2,554,724)

	June 30, 2017	June 30, 2016
Interest paid	$228,797	$255,481
Taxes paid	$3,616,432	$1,906,494

23. FINANCIAL INSTRUMENTS

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, short- and long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, short-term investments and amounts receivable.

The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (December 31, 2016 – three) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At June 30, 2017, no amounts were held as collateral.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

23. FINANCIAL INSTRUMENTS (continued)

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at June 30, 2017, in the amount of $5,914,408 (December 31, 2016 - $11,779,718, January 1, 2016 - $5,401,109) in order to meet short-term business requirements. At June 30, 2017, the Company had current liabilities of $14,040,431 (December 31, 2016 - $11,822,290, January 1, 2016 - $10,147,559) and working capital of $17,686,701 (December 31, 2016 - $23,306,043, January 1, 2016 - $4,337,827). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at June 30, 2017, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$3,489,906	$3,489,906	$-	$-
Due to related parties	181,293	181,293	-	-
Minimum rental and lease payments	4,774,664	4,346,904	409,938	17,822
Term facility	8,922,442	8,252,965	669,477	-
Equipment loans	1,810,817	1,056,279	754,538	-
Finance lease obligations	2,122,146	1,124,112	998,034	-
Total	$21,301,268	$18,451,459	$2,831,987	$17,822

(c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s term facility, equipment loans, and finance lease obligations bear interest at fixed rates.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

23. FINANCIAL INSTRUMENTS (continued)

(c) Market Risk (continued)

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos (“MXN”) and Canadian dollars (“C$”):

	June 30, 2017		December 31, 2016
	MXN	C$	MXN	C$
Cash	$14,340,813	$(339,265)	$15,997,014	$270,562
Long-term investments	-	45,663	-	35,873
Reclamation bonds	-	645,500	-	145,500
Amounts receivable	-	94,779	-	52,779
Accounts payable and accrued liabilities	(24,261,865)	(620,468)	(21,006,749)	(1,249,038)
Due to related parties	-	(235,264)	-	(267,726)
Equipment loans	-	(1,106,432)	-	(1,423,042)
Finance lease obligations	(1,174,445)	(1,241,713)	(865,526)	(1,465,333)
Net exposure	(11,095,497)	(2,757,200)	(5,875,261)	(3,900,425)
US dollar equivalent	$(620,238)	$(2,124,681)	$(284,363)	$(2,904,910)

Based on the net Mexican peso and Canadian dollar denominated asset and liability exposures as at June 30, 2017, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the six months ended June 30, 2017, by approximately $64,200 (year ended December 31, 2016 - $350,984). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At June 30, 2017, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) for the six months ended June 30, 2017 of approximately $305,635 (year ended December 31, 2016 - $573,458).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). A 10% change in market prices would have an impact on net earnings for the six months ended June 30, 2107of approximately $3,422 (year ended December 31, 2016 - $2,707).

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

23. FINANCIAL INSTRUMENTS (continued)

(c) Market Risk (continued)

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d) Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2017:

	Level 1	Level 2	Level 3
Financial assets
Cash	$5,914,408	$-	$-
Short-term investments	7,500,000	-	-
Amounts receivable	-	2,979,502	-
Long-term investments	35,188	-	-
Financial liabilities
Warrant liability	-	-	(2,064,063)
Total financial assets and liabilities	$13,449,596	$2,979,502	$(2,064,063)

24. SEGMENTED INFORMATION

The Company’s revenues for the six months ended June 30, 2017, of $16,039,251 are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine and the San Gonzalo Mine.

Revenues for the six months ended June 30, 2016, of $11,020,657 are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine for the three months ended June 30, 2016, and the San Gonzalo Mine.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2017 and 2016

(Expressed in US dollars, except where otherwise noted)

24. SEGMENTED INFORMATION (continued)

On the condensed consolidated interim statements of operations, the Company had revenue from the following product mixes:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Silver	$4,942,394	$6,167,217	$9,920,232	$7,938,552
Copper	2,373,862	2,678,648	4,716,845	2,678,648
Gold	1,814,930	1,798,288	3,953,399	2,339,535
Penalties, treatment costs and refining charges	(1,219,798)	(1,626,224)	(2,551,225)	(1,936,078)

Total revenue from mining operations	$7,911,388	$9,017,929	$16,039,251	$11,020,657

For the six months ended June 30, 2017, the Company had three customers (June 30, 2016 – one customer) that accounted for total revenues as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Customer #1	$6,075,066	$5,846,311	$12,057,250	$5,846,311
Customer #2	1,827,591	2,106,821	3,784,588	2,106,821
Customer #3	8,731	1,064,797	197,413	3,067,525

Total revenue from mining operations	$7,911,388	$9,017,929	$16,039,251	$11,020,657

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	June 30, 2017	December 31, 2016	January 1, 2016
Exploration and evaluation assets - Mexico	$8,389,792	$7,978,841	$15,241,740
Exploration and evaluation assets - Canada	29,952,683	22,812,895	14,654,918
Total exploration and evaluation assets	$38,342,475	$30,791,736	$29,896,658

	June 30, 2017	December 31, 2016	January 1, 2016
Plant, equipment and mining properties - Mexico	$24,597,988	$24,240,545	$17,583,469
Plant, equipment and mining properties - Canada	3,519,411	3,498,202	1,009,763
Total plant, equipment and mining properties	$28,117,399	$27,738,747	$18,593,232

25. SUBSEQUENT EVENTS

Term Facility – Subsequent to June 30, 2017, the Company and Samsung C&T U.K. Limited (”Samsung”) agreed to amend the Company’s existing term facility by further extending the repayment period. Repayments of the remaining balance will be made in 13 equal monthly instalments commencing in July 2018 and ending July 2019. The Company will sell the Avino Mine concentrates on an exclusive basis to Samsung until December 31, 2021.

Eagle Property Option Agreement – Subsequent to June 30, 2017, an option agreement was signed between Avino and Alexco Resource Corp. (“Alexco”), granting Alexco the right to acquire a 65% interest in 14 quartz mining leases located in the Mayo District, Yukon Territory, Canada, known as the “Eagle Property”. To exercise the option, Alexco must pay Avino a total of $70,000 in instalments over 4 years, issue Avino a total of 70,000 Alexco common shares in instalments over 4 years, incur $550,000 in exploration work by the second anniversary of the option agreement date, and a further $2.2 million in exploration work on the Eagle Property by the fourth anniversary of the option agreement date. For further details, see Note 8(c) of these unaudited condensed consolidated interim financial statements.

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